EXHIBIT 10(a)

                         INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Initial Registration Statement of Acacia Variable Annuity Separate Account (formerly Acacia National Variable Annuity Separate Account II) on Form N-4 of our report dated March 28, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the National Association of Insurance Commissioner's Codification of Statutory Accounting Practices effective January 1, 2001) on the statutory financial statements of Acacia Life Insurance Company and our report dated April 1, 2003 on the financial statements of the subaccounts of Acacia National Variable Annuity Separate Account II, appearing in the Statement of Additional Information, which is part of this Registration Statement, and to the reference to us under the heading "Services" in such Statement of Additional Information.


/s/ Deloitte & Touche LLP

Lincoln, Nebraska
December 30, 2003